

March 11, 2022

Marcelo Fischer
Chief Financial Officer
IDT Corporation
520 Broad Street
Newark, NJ 07102

> **Re: IDT Corporation**
> **Form 10-K for the Year Ended July 31, 2021**
> **Filed October 14, 2021**
> **Form 8-K furnished March 7, 2022**
> **File No. 001-16371**

Dear Mr. Fischer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2021

Consolidated Statements of Cash Flows, page F-8

1. We note you include the change in Customer deposits at IDT Financial Services Limited (Gibraltar-based bank) within operating activities. Please tell us the specific guidance in ASC 230 you relied upon in your determination to classify the cash flows associated with this liability as operating activities. In your response, tell us about the nature and timing of the underlying cash flows and how you considered an alternative classification such as financing activities. In addition, reconcile for us the amount of the net change in Customer deposits at IDT Financial Services Limited (Gibraltar-based bank) as disclosed on your cash flow statement for fiscal 2021 to the net change in the customer deposits liability presented on your balance sheet.

Note 5 - Cash, Cash Equivalents, and Restricted Cash and Cash Equivalents, page F-8

2.   Please revise to describe the nature of the restrictions applicable to restricted cash and cash equivalents. Refer to ASC 230-10-50-7 and Rule 5-02(1) of Regulation S-X.

Form 8-K furnished March 7, 2022

Exhibit 99.1, page 1

3.   When disclosing Adjusted EBITDA, please revise to disclose the corresponding GAAP measure with equal or greater prominence. In this regard we note that you present Adjusted EBITDA in the highlighted bullet points but do not disclose the comparable GAAP measure of net (loss) income attributable to IDT. Similarly, you present Adjusted EBITDA prior to GAAP net (loss) income attributable to IDT in the tabular presentation of Consolidated Results. Also, the starting point for your reconciliations of Adjusted EBITDA should be the most directly comparable GAAP measure, which you disclose is net (loss) income attributable to IDT on a consolidated basis and income (loss) from operations for the reportable segments. Please revise and in your response provide us with the disclosures you intend to include in future filings. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

4.   Your measure of Adjusted EBITDA less CAPEX appears to be a non-GAAP liquidity measure based upon your disclosure related to key performance metrics. Please revise to identify this as a non-GAAP measure, present the most directly comparable GAAP measure with equal or greater prominence, and provide a reconciliation to the comparable GAAP measure, which appears to be net cash (used in) provided by operating activities. In addition, refrain from implying that the non-GAAP measure is equivalent to or a substitute for GAAP cash flow information. In this regard, we note your disclosure that Adjusted EBITDA less CAPEX is a reasonable proxy for the cash generated by IDT's businesses. Refer to Question 102.07 of the non-GAAP C&DIs. Please revise and in your response provide us with the disclosures you intend to include in future filings.

5.   We note your reference to consolidated revenue-less-direct-cost-of-revenue in the highlighted bullet points appears to present a non-GAAP measure of gross profit. Similarly, your measure of revenue-less-direct-cost-of-revenue as a percentage of revenue, which you identify as a key performance metric both here and in your Form 10-K and Form 10-Q filings, appears to be a non-GAAP measure of gross profit margin. Please revise to identify both of these as non-GAAP measures, provide the comparable GAAP measure of gross profit, including amortization and depreciation and GAAP gross profit, including amortization and depreciation, as a percentage of revenue with equal or greater prominence. Also, revise to explain how you use these measures and why you believe they are useful to investors. Refer to SAB Topic 11.B. In your response provide us with the disclosures you intend to include in future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology